June 6, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	GraniteShares Gold Trust
Registration Statement on Form S-1
(File No. 333-225431)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GraniteShares Gold Trust (the “Trust”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement to become effective on June 6, 2018 at 4:00 p.m. ET, or as soon thereafter as practicable.

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Sincerely,

GRANITESHARES GOLD TRUST

By:	GraniteShares LLC, its Sponsor

By:	/s/ William Rhind
Name:	William Rhind
Title:	Chief Executive Officer and Chief Financial Officer